UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)1/

MILLENNIUM INDIA ACQUISITION COMPANY INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

60039Q101
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO - Limited Partnership

CUSIP NO. 60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO - Limited Liability Company

CUSIP NO. 60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power -0- Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power -0- Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 0% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) CO

CUSIP NO. 60039Q101

Item 1.

(a)	Name of Issuer
Millennium India Acquisition Company Inc.
(b)	Address of Issuer's Principal Executive Offices
330 East 38th Street, Suite 40H, New York, New York 10016

Item 2.

(a)	Name of Person Filing
Ionic Capital Partners LP Ionic Capital Management LLC Ionic Capital Master Fund Ltd.
(b)	Address of Principal Business Office or, if none, Residence

Ionic Capital Partners LP
Ionic Capital Management LLC
366 Madison Avenue, 9th Floor, New York, New York 10017
Ionic Capital Master Fund Ltd.
Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town
Grand Cayman KY1-9005, Cayman Islands

(c)	Place of Organization
Ionic Capital Partners LP – Delaware Ionic Capital Management LLC – Delaware Ionic Capital Master Fund Ltd. – Cayman Islands
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
60039Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO. 60039Q101

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(b)	Percent of Class
Ionic Capital Partners LP – 0% Ionic Capital Management LLC – 0% Ionic Capital Master Fund Ltd. – 0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(ii) shared power to vote or to direct the vote
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares
(iii) sole power to dispose or to direct the disposition of
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares

CUSIP NO. 60039Q101

(iv)	shared power to dispose or to direct the disposition of
Ionic Capital Partners LP – 0 shares Ionic Capital Management LLC – 0 shares Ionic Capital Master Fund Ltd. – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ √ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 60039Q101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2011

IONIC CAPITAL PARTNERS LP

By:  Ionic Capital Management LLC, its General Partner

By: /s/ John C. Richardson
John C. Richardson
General Counsel

IONIC CAPITAL MANAGEMENT LLC

By: /s/ John C. Richardson
John C. Richardson
General Counsel

IONIC CAPITAL MASTER FUND LTD.

By:  Ionic Capital Partners LP, its Investment Advisor
By:  Ionic Capital Management LLC, its General Partner

By: /s/ John C. Richardson
John C. Richardson
General Counsel

Exhibit 1
JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 25, 2008, is by and among Ionic Capital Partners LP, Ionic Capital Management LLC and Ionic Capital Master Fund Ltd. (the foregoing are collectively referred to herein as the "Ionic Filers").

Each of the Ionic Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.0001 per share, of Millennium India Acquisition Company Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Ionic Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Ionic Filers upon one week's prior written notice to the other party or such lesser period of notice as the Ionic Filers may mutually agree.

Executed and delivered as of the date first above written.

IONIC CAPITAL PARTNERS LP

By:  Ionic Capital Management LLC, its General Partner

By: /s/ John C. Richardson
John C. Richardson
General Counsel

IONIC CAPITAL MANAGEMENT LLC

By: /s/ John C. Richardson
John C. Richardson
General Counsel

IONIC CAPITAL MASTER FUND LTD.

By:  Ionic Capital Partners LP, its Investment Advisor
By:  Ionic Capital Management LLC, its General Partner

By: /s/ John C. Richardson
John C. Richardson
General Counsel